February 20, 2007

Via EDGAR and Facsimile: (202)772-9210

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

         Re:   SupportSoft, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 8-K filed October 26, 2006

File No. 000-30901

Dear Mr. Kronforst:

This letter responds to the comment letter dated February 9, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings made by SupportSoft, Inc. (the “Company” or “SupportSoft”) with the Commission. This letter includes each of the Staff’s comments in bold with the Company’s corresponding response set forth immediately following each comment.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005, 2004 and 2003

Revenue, page 32

1.                                   We have read your response to prior comment number 1 and note that the disclosures highlighted in your response are of a general and on-going nature. We further note that your fiscal 2006 10-K was filed approximately two weeks prior to the end of the first quarter and your first and second quarter revenues trended downward significantly (between thirty and fifty percent) as compared to the corresponding periods during the previous two fiscal years. Finally, it appears that revenues remained below recent historical levels during the third quarter of fiscal 2006. Based on these factors, it is unclear to us why you believe that the disclosures referred to in your response were adequate. Please ensure that your future filings include more robust disclosures related to such trends or uncertainties as contemplated by Item 303 (a)(3)(ii) of Regulation S-K to the extent possible. If you do not believe that more robust disclosures would have been possible as of March 16, 2006, explain the reasons why. Your response should include a discussion, as of March 16, 2006, regarding specific contract negotiation progress, management’s internal; expectations and forecasts, and any other relevant information.

The Company agrees to include in its future filings more robust disclosures related to trends or uncertainties as contemplated by Item 303(a)(3)(ii).  Notwithstanding the foregoing, the Company respectfully submits to the Staff that it believes the disclosures contained in the Form 10-K filed on

March 16, 2006 were adequate.  At March 16, 2006, when the Company filed its annual report on Form 10-K, the Company could not have predicted with certainty a trend of year-over-year decreasing revenue.  Just two and one-half months before the filing of the Form 10-K, the Company recorded total revenue in the fourth quarter of 2005 that was consistent with revenue in the fourth quarters of 2003 and 2004.  In addition, as of March 16, 2006, the Company’s internal forecast relating to the remainder of the first quarter of 2006 included the potential to consummate deals with 16 different customers yielding projected revenue in excess of historical revenue for the first quarters of 2004 and 2005.  The Company believed that there was a reasonable possibility of closing these transactions prior to the end of the first quarter of 2006.  This belief was consistent with historical closing trends in prior quarters.  Specifically, in the three quarterly periods that preceded the first quarter of 2006, the Company had recorded a large portion of its quarterly license revenue in the last month of the quarter.  In the second, third and fourth quarters of 2005, the Company closed greater than 80% of its total quarterly license revenue in the last month of the quarter.

On the second business day after the Company knew with certainty that its results for the first quarter of 2006 had decreased significantly from prior periods, it filed a Form 8-K announcing its expected revenue results for the first quarter.  This pre-announcement of quarterly results was three weeks prior to the Company’s regularly scheduled earnings announcement.  In addition, having now identified a trend of decreasing license revenue, the Company provided additional disclosures in paragraphs 4 and 7 of the Overview section of the Management Discussion and Analysis portion of its quarterly report on Form 10-Q for the first quarter of 2006.  However, without the benefit of hindsight, the Company could not have predicted with certainty at March 16, 2006 a trend of year-over-year decreasing revenue, and therefore, it continues to believe that its disclosures in the Form 10-K for the year ended December 31, 2005 were adequate.

Form 8-K filed October 26, 2006

Exhibit 99.1

2.                                   We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format on which it’s been presented. Consequently, we believe it should be removed.

The Company will remove the presentation of a non-GAAP operating statement columnar format in its filings.  As described in the Company’s original response letter dated January 9, 2007 and consistent with its most recent earnings press release and related current report on Form 8-K, it will also expand the disclosure related to non-GAAP financial measures to provide additional disclosures consistent with the requirements of Answer 8 to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As requested in your December 13, 2006 letter, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (650) 556-8583 or email at keno@supportsoft.com.

Sincerely,

/s/ Ken Owyang
Chief Financial Officer and Senior Vice
President of Finance and
Administration